PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN STEEL ANNOUNCES NEW PIPE FINISHING FACILITY

MONTREAL, September 27, 2006 - Novamerican Steel Inc. (NASDAQ: TONS) announced today the installation of a new pipe finishing facility at its Nova Tube and Steel operation in Morrisville, Pennsylvania. The new in-line capacity will add 50,000 tons of finished pipe on Nova's existing 7" structural tube mill. Novamerican Steel's President Scott Jones commented, "Our customers have been so pleased with the quality of our structural round tubing that it was a natural evolution for us to proceed with this investment into the pipe market. We will be investing in state-of-the-art, in-line equipment to ensure that we are the "lowest cost, highest quality" producer in our market". The project is estimated to cost US $8.5 million and is scheduled for completion in late 2007.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with eleven operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.